Volaris Announces the Release of the 2023 Integrated Annual Report

Mexico City, Mexico, August 26, 2024 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central, and South America, today released its 2023 Integrated Annual Report, titled “Total Vision: Exploring New Perspectives.”

The 2023 Integrated Annual Report is now available on Volaris' Investor Relations webpage: https://ir.volaris.com.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Israel Álvarez / ialvarez@gcya.net

The information included in this report has not been audited and does not provide any information about the Company's future performance. Volaris' future performance depends on a number of factors, and it cannot be inferred that the performance of any period or its comparison with the same period of the previous year is an indicator of similar performance in the future.

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 214 and its fleet from 4 to 137 aircraft. Volaris offers more than 495 daily flight segments on routes that connect 44 cities in Mexico and 29 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. Volaris has received the ESR Award for Social Corporate Responsibility for fifteen consecutive years. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.